Mail Stop 3561

April 8, 2010

Jason Kulas
Santander Consumer USA Inc.
8585 North Stemmons Freeway, Suite 1100-V
Dallas, TX 75247

Re: Santander Drive Auto Receivables LLC
Registration Statement on Form S-3
Filed March 12, 2010
File No. 333-165432

Dear Mr. Kulas:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

5. Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. We note by way of example references to Seller when it appears that you are in fact referring to the sponsor or to originators. Please revise as appropriate or advise.

6. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions for the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement

Cover page

7. We note bracketed disclosure that the notes are payable "principally" from the assets of the issuing entity. Please clarify whether there are other assets available for payment on the notes other than those in the asset pool. If so, please advise how this structure would meet the definition of "asset-backed security."

8. We note that the receivables may consist of "non-prime" receivables. Please revise to define what you consider to be non-prime receivables and any difference between these and "sub-prime" receivables.

Jason Kulas
Santander Consumer USA Inc.
April 8, 2010
Page 3

9. Please revise to disclose the interest rate swap in the third bullet. We note disclosure on page S-9.

10. Please remove the term "Co-Managers" from the cover page.

Summary of Terms, page S-1

11. We note your discussion of the revolving period on page 26 of the base prospectus. Please add bracketed language in the prospectus supplement summary section illustrating the form of disclosure you would provide if you included this feature in one of your transactions.

Statistical Information, page S-5

12. Please revise the summary to indicate that you will disclose the types of exceptions to disclosed underwriting criteria that may arise. If there are such exceptions, please provide statistical data regarding exceptions, to the extent material. We note in this regard disclosure on page 17 of the base prospectus.

13. Please provide statistical data regarding non-prime loans in your summary section.

Subsequent Receivables, page S-6

14. Please confirm that the pre-funding period will not extend beyond one year from the date of issuance.

The Receivables Pool, page S-25

15. Please revise the penultimate sentence in the second paragraph on page S-26 to remove the implied disclaimer of accuracy regarding FICO scores.

Forward Looking Statements, page S-73

16. Please remove references to the Private Securities Litigation Reform Act, as it does not apply with initial public offerings such as this.

Base Prospectus

Overview of the Information in this Prospectus, page i

17. We note your disclosure that where information in the supplement "is more specific or different" than information in the base prospectus, investors should rely on the information provided in the prospectus supplement. Please note that

the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3217.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (312) 706-8165
        Stuart M. Litwin, Esq.
        Mayer Brown LLP